February 3, 2014

Jeff Long Staff Accountant Office of Disclosure and Review U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Neiman Funds, File Nos. 811-21290 and 333-102844

Dear Mr. Long:

     On January 8, 2014, you provided oral comments with respect to the Annual Report to Shareholders for the period ended March 31, 2013 (the "Annual Report") for the Neiman Large Cap Value Fund, Neiman Balanced Allocation Fund and Neiman Tactical Income Fund (each a “Fund”, and collectively, the “Funds”), each a series of the Neiman Funds (the "Registrant"). Please find below the Registrant's responses to those comments, sorted by Fund, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1. Comment. In the Management’s Discussion of Fund Performance section of the Annual Reports, insufficient detail was provided on the factors affecting each Fund’s performance. In future Annual Reports, please provide additional details and discussion of these factors.

    Response. Registrant confirms that in future Annual Reports it will provide additional detail on the factors that impacted the Fund’s performance.

The Neiman Balanced Allocation Fund

2. Comment. The Fund holds a significant number of Class A shares of other mutual funds. Please explain why the Fund purchased Class A shares rather than other classes which might be subject to lower expenses.

    Response. When purchasing mutual funds for inclusion in the Fund’s portfolio, Neiman Funds Management LLC, (the “Adviser”) screens for funds without a sales load and/or sales charge. However, the screening process may reveal that a desirable fund’s Class A shares have the metrics sought by the Adviser. In all such cases, the Adviser will buy Class A shares only if the mutual fund in question waives the sales load and/or sales charge, allowing the Fund to buy the shares at net asset value. In addition, if a class of shares with lower expenses is available, the Fund will buy that class unless the minimum investment amount for the class is greater than the amount the Adviser intends to purchase or other restriction prevents such a purchase. As the Fund gains assets under management, the Adviser will transfer out of Class A shares into share classes with lower expenses (such as Institutional Class shares) as it meets or exceeds minimum investment amounts in funds currently held.

February 3, 2014 Page 2

     For example, as of the date of the Annual Report, the Fund held $1,649,391 of Class A shares of the Delaware Select Growth Fund (the “Delaware Fund”). According to the Delaware Fund’s prospectus dated August 28, 2012, Class A shares had the second lowest expense ratio of any class of shares offered by the fund. Only Institutional Class shares had lower expenses. However, Institutional Class shares were not available for purchase by the Fund because they are available for purchase only by certain entities, such as retirement plans, employee benefit plans, banks, private funds, etc. Institutional Class shares are not sold to investment vehicles, such as the Fund, that charge distribution (12b-1) fees. As a result, the Fund invested in the Delaware Fund by purchasing the share class with the next lowest expense ratio: Class A shares (with the sales load waived).

3. Comment. With respect to the Class A shares purchased by the Fund, please explain whether the sales load and distribution (12b-1) fees were waived.

    Response. Any applicable sales load and/or sales charges were waived for all of the Fund’s purchases of Class A shares. The Fund would have paid distribution (12b-1) fees when shares purchased by the Fund were subject to a distribution (12b-1) fee and such fee could not be avoided.

4. Comment. For shares purchased by the Fund that were subject to a distribution (12b-1) fee, please explain the amount of these fees, the party that received these fees, and, if the Fund received these fees, how these fees were rebated to shareholders.

    Response. To the extent that Fund purchased shares subject to a distribution (12b-1) fee, the Fund paid the amount specified in the mutual fund’s prospectus. The Registrant can confirm that neither it nor an affiliate has ever received distribution (12b-1) fees in connection with the purchase of mutual funds by the Fund. The Fund purchases shares at US Bank through its mutual fund trading department. US Bank clears trades through National Financial Services. The Registrant assumes that US Bank purchases the shares at net asset value from National Financial Services and has no knowledge of which entities receive the distribution (12b-1) fees.

5. Comment. Please note whether there were any dealer reallowances on the Fund’s purchase of Class A shares. If so, please state who received these reallowances.

    Response. Neither the Registrant nor any affiliate receives or participates in dealer reallowances or similar programs in connection with the Fund’s purchases or sales of securities. As indicated above, shares are purchased by the Fund at net asset value. As a result, there are no reallowances paid on these purchases. Even if reallowances were paid on these purchases, they would be paid to the selling intermediary rather than the Registrant or the Adviser.

6. Comment. If Fund had the option to purchase shares of a class with lower expenses than the Class A shares actually purchased, please explain how the Registrant’s Board of Trustees (the “Board”) determined that these purchase decisions were appropriate.

February 3, 2014 Page 3

     Response. Decisions regarding the Fund’s day-to-day investment decisions have been delegated by the Board of Trustees to the Adviser. In determining which investments (which include outside mutual funds) will best achieve the Fund’s investment objective, the Adviser considers several factors in the screening process, one of which is the outside mutual fund’s expense ratio. As discussed in the Registrant’s response to Comment 1 of this letter, the Adviser will always purchase the class of shares of a fund that has the lowest expenses and that is available for purchase. Further, the Adviser will only purchase shares if the mutual fund in question will waive the sales load and/or sales charge. Therefore, when Class A shares were purchased by the Fund, the Adviser has determined that a share class with lower expenses is not available.

7. Comment. Please confirm that the amounts listed as “Acquired Fund Fees and Expenses” in the ”Fees and Expenses of the Fund” section of the Fund’s prospectus dated August 1, 2013 is correct.

Response. The Registrant confirms that these amounts are correct
*	*	*	*	*

     The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

  The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
  The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

     If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely, /s/Thompson Hine LLP Thompson Hine LLP